Exhibit 1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE
MTNL/SECTT/ROC/SE/2006
October 16, 2006

The Secretary,
Delhi/Mumbai/Calcutta/Chennai
National Stock Exchange

Sub: Compliance with Clause 41 of the Listing Agreement

Dear Sir,

We write to inform you that a meeting of the Board of Directors will be held on October 27, 2006 at New Delhi to, inter-alia, consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th September 2006.

A notice in this regard is being published in the newspapers as per the requirements of Listing Agreement.

Thanking you,

Yours faithfully,

(S.R. SAYAL)
Company Secretary

CC:

New York Stock Exchange
11 Wall Street,
NEW YORK.